UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release

27 November 2012

BOARD CHANGE

Pearson today announces that Rona Fairhead, chairman and chief executive of the Financial Times Group and a main board director, has decided to leave the company. She will step down from the board at the Pearson AGM in April 2013.

In a 12-year career at Pearson, Rona has held several senior roles including chief financial officer, chairman and chief executive of the FT Group and chairman of Interactive Data Corporation. She has decided to pursue the next phase of her career outside Pearson, after a handover period during which she will provide support to Pearson's new leadership and transfer her responsibilities.

Marjorie Scardino, chief executive, said:
"For a little over a decade, Rona has been at the heart of Pearson's development and progress. As our CFO she brought a new level of financial insight and discipline which served us well long after she left that role. She has led a fundamental restructuring and refocusing of the FT Group, including its successful development of digital businesses, and leaves a strong organisation with a bright future in a highly challenging industry. She has been an exceptional executive and colleague and while we regret her decision to go, we respect her desire for a new challenge."

Rona Fairhead said:
"The leadership transition at Pearson makes this a natural moment for me to make a change. I will miss Pearson deeply but will cheer from the sidelines as its new leadership team develops and evolves Pearson's successful strategy and culture. I am very proud to have been part of it, but am ready to tackle a new set of challenges."

Glen Moreno, chairman, said:
"Rona has been not only an outstanding leader and executive at Pearson, but also a valuable contributor to our board. She has played an important role in all our key strategic discussions and decisions, and the whole board joins me in thanking Rona and wishing her continued success."

ENDS

For more information:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith:                +44 (0)20 7010 2310

Notes to editors:
Rona Fairhead joined Pearson in October 2001 having previously held senior finance and general management roles at ICI plc and Bombardier/ Shorts.

She was appointed Pearson's chief financial officer and joined the Pearson board in June 2002. She began her current role as chairman and CEO of the Financial Times Group in 2006, and had additional responsibility for building Pearson's professional education businesses. From 2006 until 2010 she was chairman of Interactive Data Corporation, stepping down after steering the company through its $3.4bn sale to Silver Lake and Warburg Pincus.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 27 November 2012

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary